Exhibit 17.1

June 5, 2017

CHS Board of Directors
5500 Cenex Drive
Inver Grove Heights, MN 55077-1733

Dear Members of the CHS Board of Directors:

As I have previously expressed, I disagreed with the Board’s determination to hire Jay Debertin as CEO of CHS Inc.

Consequently, I feel I must resign from the CHS Board of Directors and I hereby resign my position as a member of the CHS Board of Directors as of today.

Regards,

/s/ David J. Bielenberg

David J. Bielenberg